SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 26, 2009.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date: February 26, 2009	By	/s/Leonard F. Barker
Name: Leonard F. Barker
Title: Chief Financial Officer

For Immediate Release

UNILENS VISION REPORTS RECORD SECOND QUARTER REVENUE,
AND ROYALTY INCOME

24th CONSECUTIVE PROFITABLE QUARTER EARNS $.08 PER DILUTED SHARE

LARGO, Florida (February 26, 2009) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the second quarter ended December 31, 2008 (FY2009).

Net sales, excluding royalty income, increased 1.2% to $1,530,242 in FY2009 second quarter, compared with $1,512,361 in the previous year second quarter (FY2008). The increase was primarily a result of continued growth of the Company’s C-Vue brand disposable specialty contact lenses, sold exclusively to licensed eye care professionals.

FY2009 second quarter net income was $358,945, compared with $375,915 in the previous year second quarter. Excluding a one-time favorable tax adjustment of $44,422 in the previous year second quarter, FY2009 second quarter net income increased 8.3%.

Royalty income for the FY2009 second quarter increased 3.0% to a record second quarter of $666,569 compared with $646,849 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued royalty income growth.

FY2009 second quarter income before taxes increased 11.9% to a record second quarter of $606,717 compared with $542,257 in the prior-year quarter. After recording net income tax expense of $247,772, Unilens reported net income of $358,945 for the quarter, or $0.08 per diluted share. In the FY2008 second quarter, the Company reported net income of $375,915, or $0.08 per diluted share, which included income tax expense of $166,342.

 “We are very pleased with our second quarter results, considering the current economic environment,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Double-digit growth from our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 3% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for our record performance.”

“I am also pleased to report that the Unilens Board of Directors declared its regular quarterly dividend of US $0.09 per common share, payable this Friday, February 27, 2009. “This decision was based on the Company’s strong balance sheet, and projected operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy,” concluded Mr. Pecora.

For the six months ended December 31, 2008, net sales excluding royalty income, increased 3.3% to $3,291,768, as compared to $3,185,722 for the prior-year six months. Net sales of the Company’s C-Vue brand disposable contact lenses increased approximately 11.3% during the first half of fiscal year 2009, while sales of replacement products lines declined, as expected.

Net Income for the six months increased 9.6% to $825,312, or $0.18 per diluted share, compared with $753,211, or $0.17 per diluted share in the prior-year 6 months.

Royalty income for the six months ended December 31, 2008 increased 9.6% to a record $1,379,966, compared with $1,259,648 in the prior-year 6 months, demonstrating continued demand for sales of licensed products by our licensee Bausch & Lomb.

Income before taxes for the six months ended December 31, 2008 increased 18.7% to $1,374,976, compared with $1,158,758 in the prior-year 6 months. After recording net income tax expense of $549,664, Unilens reported net income of $825,312, or $0.18 per diluted share, for the six months ended December 31, 2008. This compared with net income of $753,211, or $0.17 per diluted share, in the prior-year 6 months of fiscal year 2008, which included net income tax expense of $405,547.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
SECOND QUARTER - FISCAL 2009
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Six Months Ended December 31, 2008	Six Months Ended December 31, 2007
Sales	$1,530,242	$1,512,361	$3,291,768	$3,185,722
Cost of sales	873,498	885,453	1,808,630	1,789,850
	656,744	626,908	1,483,138	1,395,872
Expenses	703,341	715,190	1,475,302	1,470,142
(Loss) income from operations	(46,597)	(88,282)	7,836	(74,270)
Other items:
Royalty income	666,569	646,849	1,379,966	1,259,648
Other expense	(9,074)	(21,775)	(6,489)	(48,916)
Remeasurement (expense) income	(4,557)	471	(8,984)	3,012
Interest income	376	4,994	2,647	19,284
	653,314	630,539	1,367,140	1,233,028
Income before income tax expense	606,717	542,257	1,374,976	1,158,758
Income tax expense	247,772	166,342	549,664	405,547
Net income for the period	$358,945	$375,915	$825,312	$753,211
Net income per common share:
Basic	$0.08	$0.08	$0.18	$0.17
Diluted	$0.08	$0.08	$0.18	$0.17
CASH FLOWS
Provided (used) by:
Operating activities	$588,372	$265,988	$1,295,055	$955,246
Investing activities	(32,461)	(1,636)	(65,061)	(29,759)
Financing activities	(409,564)	(409,564)	(2,184,343)	(2,153,572)
Decrease in cash	$146,347	$(145,212)	$(954,349)	$(1,228,085)

BALANCE SHEET
		June 30, 2008	December 31, 2008	December 31, 2007
Cash		$1,603,476	$640,143	$736,639
Total assets		6,784,128	5,272,295	6,331,743
Current liabilities		957,434	804,632	563,301
Total liabilities		957,434	804,632	563,301
Stockholders’ equity		$5,826,694	$4,467,663	$5,768,442